

DIVISION OF
CORPORATION FINANCE

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-7010**

<u>MAIL STOP 3561</u>

February 11, 2009

Ms. Karen E. Gowland
Vice President, General Counsel
Boise Inc.
1111 West Jefferson Street, Suite 200
Boise, ID 83702-5388

> **Re:** **Boise Inc.**
> **Form 10-K**
> **Filed February 21, 2008**
> **File No. 001-33541**
> **Supplemental Response**
> **Dated January 22, 2009**

Dear Mr. Toeldte:

We have completed our review of your filings and have no further comments at this time.

Sincerely,

Assistant Director

Cc: Craig Walker
Fax: (312) 827-8179